UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

     INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

V G TECH, INC.
(Exact name of registrant as specified in its corporate charter)

000-50163
Commission File No.

NEVADA	52-2357931
(State of Incorporation)	(IRS Employer Identification No.)

4676 West 6th Avenue, Suite A
Vancouver, British Columbia, Canada V6R 1V7
(Address of principal executive offices)

(604) 710-4272
(Issuer's telephone number)

V G TECH, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being mailed or delivered on or about September 8, 2004 to the stockholders of record of shares of the common stock, par value $.001 per share (the "Common Stock") of V G TECH, INC. (the "Company") as of September 7, 2004.

On September 3, 2004, Mr. Steve Livingston, the majority shareholder, sole director and President, Secretary and Treasurer of the Company, entered into a Share Purchase Agreement (the "Share Purchase Agreement") with Water-Capital-Holding Inc. ("Water"), Aqua Society GMBH ("Aqua") and the Company under which the Company will acquire all of the outstanding shares of Aqua from Water (the "Acquisition"). Aqua is a company with limited liability, incorporated under the laws of Germany and engaged in the business of selling equipment for the extraction of potable water from the atmosphere.

The Share Purchase Agreement anticipates that, in consideration for the sale by Water of all of the outstanding shares of Aqua to the Company, Mr. Livingston will sell to Water 36,000,000 shares of Common Stock currently representing approximately 51.5% of the Company's outstanding shares of Common Stock. The Company will also issue to Water 10,000,000 shares of Common Stock and 34,000,000 special warrants. The special warrants entitle the holder(s) to acquire one share of Common Stock for each special warrant, without payment of any additional consideration. The special warrants may not be exercised until the Company has authorized capital of at least 200,000,000 shares of Common Stock (the "Triggering Event"). Ten business days after the Triggering Event the special warrants will be automatically be deemed to have been exercised and the Company will issue a total of 34,000,000 shares of Common Stock to the holder(s) of the special warrants.

As a condition to the closing of the Acquisition, Mr. Livingston will resign as the Company's President, Secretary and Treasurer and appoint Mr. Achim Stamm to those positions and as a member of the Company's board of directors, and then tender his own respective resignation from the board of directors. Mr. Stamm is currently the sole managing director of Aqua. The resignation of Mr. Livingston as a director and as the President, Secretary and Treasurer of the Company, and Mr. Stamm's appointment to those positions, will not be effective until at least 10 days have passed after this Information Statement is mailed or delivered to all of the Company's stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

1.           Voting Securities of the Company

On September 3, 2004, there were 69,908,000 shares of the Company's Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

2.           Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our Common Stock owned beneficially as of September 7, 2004 by: (i) each of our directors; (ii) each of our named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock (1)
DIRECTORS AND OFFICERS
Common Stock	Steve Livingston Director, President, Secretary and Treasurer	36,000,000	51.5% (2)
Common Stock	All Officers and Directors as a Group (1 person)	36,000,000	51.5%
5% SHAREHOLDERS
Common Stock	Water-Capital-Holding Ltd. c/o Meyer-Reumann, Legal Consultancy, World Trade Center, level 13 P.O. Box 9353 Dubai, United Arab Emirates	46,000,000	51.5% (3)

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on September 7, 2004. As of September 7, 2004, there were 69,908,000 shares of our common stock issued and outstanding.

(2)
Those shares denoted as being beneficially owned by Mr. Livingston represent those shares currently owned by Mr. Livingston, all of which he has agreed to transfer to Water pursuant to the Share Purchase Agreement.

(3)
Those shares denoted as being beneficially owned by Water represent those shares that Water will acquire upon closing of the acquisition of Aqua. As discussed below, in addition to these shares, Water will acquire 34,000,000 special warrants entitling the holder(s) to receive one share of common stock for each special warrant upon the Company having authorized capital of at least 200,000,000 shares of Common Stock. Upon exercise of the special warrants, Water will beneficially own a total of 80,000,000 shares of Common Stock, representing approximately 70.2% of the shares of Common Stock then outstanding.

3.           Changes in Control

On September 3, 2004 Water, Aqua, the Company and Mr. Livingston entered into the Share Purchase Agreement, upon closing of which Water will acquire a total of 46,000,000 shares of Common Stock (approximately 57.6% of the shares that will be outstanding upon closing). The Company will also issue to Water 34,000,000 special warrants which will automatically be converted into 34,000,000 shares of the Company's Common Stock within 10 business days of the Triggering Event, after which Water will own 80,000,000 shares of Common Stock (approximately 70.2% of the shares that are expected to be outstanding at that time). As consideration for the above, Water will transfer to the Company all of the outstanding shares of Aqua.

The purchase of the shares of Common Stock and the issuance of the special warrants is anticipated to be consummated in a private transaction and, upon consummation of the transaction, Water may be considered to "control" the Company. As a condition to the closing under the Share Purchase Agreement, Mr. Livingston will resign as the President, Secretary and Treasurer of the Company and will appoint Mr. Stamm to those positions and as a director of the Company. Mr. Livingston will then resign as a director of the Company. The appointment of Mr. Stamm and the resignation of Mr. Livingston will not be effective until at least 10 days have passed after this Information Statement has been mailed or delivered to the Company's stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that on or about the date that is 10 days after the mailing or delivery of this Information Statement to the Company's stockholders, Mr. Livingston will tender a letter of resignation to the board of directors of the Company to resign as President, Secretary and Treasurer of the Company as contemplated by the Share Purchase Agreement and Mr. Stamm will be appointed to those positions and as a director of the Company. The Company further anticipates that, upon Mr. Stamm's appointment as a director, Mr. Livingston will tender a letter of resignation to the board of directors of the Company to resign as a director of the Company.

The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company:

Directors:

Name of Director	Age
Steve Livingston (current)	35
Achim Stamm (upon closing)	45

Executive Officers:

Name of Officer	Age	Office
Steve Livingston (current)	35	President, Secretary and Treasurer
Achim Stamm (upon closing)	45	President, Secretary and Treasurer

Set forth below is a brief description of the background and business experience of each of the listed executive officers and directors for the past five years.

Mr. Steve Livingston is currently the sole director and the President, Secretary and Treasurer of the Company. Mr. Livingston is also a Vancouver Firefighter and has been for 13 years. While this is the first time Mr. Livingston has been a director of a reporting company, he has a high level of interest in technology. Mr. Livingston is also a sophisticated investor with a good understanding of equity markets and has, through various business and professional associates, become familiar with the requirements of operating a public company.

Mr. Achim Stamm is expected to be the sole director and the President, Secretary and Treasurer of the Company upon closing of the Acquisition. Mr. Stamm is currently the sole managing director of Aqua. From 1998 until 2003, Mr. Stamm was the managing director of Breyer Stahl GMBH, a German steel company affiliated with the National Iranian Steel Company. Mr. Stamm has also acted as a Deputy Chairman of the Vocational Training Committee of the Frankfurt am Main Bar Association and as an honorary advisor and member of the supervisory boards for various non-profit organizations. Since 2000, Mr. Stamm has also acted as the managing director for several privately owned start up companies with international operations. Mr. Stamm has been practising as a lawyer in Germany since 1987.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company's Common Stock (beneficially or of record) is a party adverse in interest to the Company. The Company is also not aware of any legal proceedings to which Water or any affiliate of Water is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed below, none of the following persons has had any direct or indirect material interest in any transaction to which we have been a party since our incorporation or in any transaction to which we are proposed to be a party, other than the Share Purchase Agreement and the Acquisition:

(a)	any director or officer;

(b)	any proposed nominee for election as a director;

(c)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company's common stock; or

(d)	any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

Mr. Livingston, currently the Company's sole officer and director, has made a series of unsecured, non-interest bearing demand loans to the Company that were necessary to keep its operations going. At June 30, 2004, the date of the Company's last unaudited financial statements, the amounts owing to Mr. Livingston under these loans was $35,836.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's securities ("Reporting Persons") to file reports of ownership and changes in ownership with the SEC. Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on a review of such reports received by the Company, and written representations from certain Reporting Persons that no other reports were required for those persons, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them

AUDIT, NOMINATING AND COMPENSATION COMMITTEES OF THE BOARD OF DIRECTORS

The Company is not a listed issuer and, under the rules of the OTC Bulletin Board, the company is not required to maintain a separately designated standing audit, nominating or compensation committee. As Mr. Livingston is the Company's sole director, there are no independent members of the Company's board of directors and Mr. Livingston has determined that the cost of appointing independent directors is prohibitive. As there is no separately designated audit, nominating or compensation committee, the Company does not have a charter for such a committee and the Company does not have a policy with regard to the consideration of any director candidates recommended by security holders.

MEETINGS OF DIRECTORS

As Mr. Livingston is the sole director of the Company, there were no meetings of the board of directors during the last full fiscal year and all actions taken by the board of directors were taken by consent resolution.

NOMINATION AND APPOINTMENT OF DIRECTORS

Mr. Stamm is Water's nominee to replace Mr. Livingston as sole director of the Company upon completion of the Acquisition. It is expected that the appointment of Mr. Stamm as a director of the Company will be made by a consent resolution of the Company's current director. As such, the stockholders of the Company will not be given an opportunity to recommend additional or alternative candidates for the Company's board of directors.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

As Mr. Livingston is the sole director of the Company, the Company has not provided any separate process for communicating with the board of directors. Communications to the board of directors may be directed to the Company at the address and telephone number set out on the cover page to this Information Statement.

EXECUTIVE COMPENSATION AND STOCK OPTIONS

During the last fiscal year, no plan or non-plan compensation was awarded to, earned by or paid to any officers or directors of the Company, no stock options or stock appreciation rights were granted to any officers or directors of the Company, no officers or directors exercised any stock options or stock appreciation rights and no awards were made to any officers or directors of the Company under any long term incentive plans.

The Company has no compensation arrangements or employment contracts with any officers or directors of the Company and the Company has no stock options outstanding.

Dated: September 8, 2004	By Order of the Board of Directors
V G TECH, INC.

/s/ Steve Livingston
Steve Livingston
Director, President, Secretary and Treasurer